British Columbia Securities Commission
BC FORM 51-901F

ISSUER DETAILS:			FOR QUARTER ENDED	DATE OF REPORT

NAME OF ISSUER

Avino Silver & Gold Mines Ltd			April 30, 2002	July 15, 2002

ISSUER ADDRESS:

Suite 400-455 Granville Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.

Vancouver	B.C.	V6C 1T1	(604) 682-3600	(604) 682-3701

CONTACT PERSON		CONTACT’S POSITION		CONTACT TELEPHONE NO.

Andrea Regnier		Accountant		(604) 682-3701

Website:				E-mail:

www.avino.com				dawnpacific@telus.net

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR’S SIGNATURE	DATE SIGNED

Signed:	02/07/15

“LOUIS WOLFIN”

DIRECTOR’S SIGNATURE	DATE SIGNED

Signed:	02/07/15

“ERNEST CALVERT”

AVINO SILVER & GOLD MINES LTD.
Consolidated Balance Sheet
April 30, 2002

	April 30,	January 31,
	2002	2002
	$	$
ASSETS

Current assets:
Cash	—	1,317
Accounts receivable and prepaid expenses	7,148	8,242
Due from related parties (Note 6.b)	35,059	35,059

	42,207	44,618
Due from Bralorne-Pioneer Gold Mines Ltd.	129,922	129,922
Mineral property interests (Note 4)	1,602,775	1,600,000
Investment in Mexican affiliate	1	1
Investments in related companies	427,084	427,084
Other assets	37,843	37,843

	2,239,832	2,239,468

LIABILITIES AND SHAREHOLDER’S EQUITY

Current Liabilities:
Accounts payable and accrued liabilities	85,362	71,618
Payable to related parties (Note 6.c)	351,587	331,812
Bank indebtedness	169	—

	437,118	403,430
Debentures payable	1,632,331	1,629,171

	2,069,449	2,032,601

Shareholders’ equity:
Capital stock (Note 5)	12,931,788	12,931,787
Contributed surplus	184,967	184,967
Deficit	(12,844,503)	(12,808,018)

	272,252	308,736
Deduct: 14,180 shares held for future disposition-at cost	(101,869)	(101,869)

	170,383	206,867

	2,239,832	2,239,468

On behalf of the Board:

“Louis Wolfin”
     Director
“Ernest Calvert”
     Director
AVINO SILVER & GOLD MINES LTD.
Consolidated Statement of Operations and Deficit
April 30, 2002

	3 months	3 months
	April 30,	April 30,
	2002	2001
	$	$

Administrative expenses
Accounting and audit fees	13,154	482
Consulting fees	7,500	7,500
Interest expense	26,180	25,455
Insurance, business license and taxes	—	103
Foreign exchange	(23,019)	14,378
Investor relations and Shareholder Information	2,654	123
Legal fees	4,572
Listings and filing fees	3,673	457
Office and administration	35	6,685
Transfer agent fees	1,737	373
Salaries and benefits	—	3,218

(Loss) net income before the following:	(36,486)	(58,774)
Equity in loss of affiliate	—	(136,607)

(Loss) net income for the period	(36,486)	(195,381)
Deficit, beginning of period	(12,808,018)	(9,517,436)

Deficit, end of period	(12,844,504)	(9,712,817)

(Loss) gain per share	$(0.01)	$(0.02)

AVINO SILVER & GOLD MINES LTD.
Statement of Cash Flows
April 30, 2002

	3 months	3 months
	April 30,	April 30,
	2002	2001
	$	$
PROVIDED BY (USED IN)

Operating activities:
(Loss) net income for the period	(36,486)	(195,381)

Items not involving cash:
Equity in loss (income) of Affiliate	—	136,607
Amortization of deferred foreign exchange		14,557
Finance expense		25,455
Foreign exchange	(23,019)	—
Interest expense on debenture payable	26,180	(25,455)
Write-down of investments
	(33,325)	(44,217)

Changes in non-cash working capital items:
Amounts receivable and prepaid expenses	1,094	(9,539)
Accounts payable and accrued liabilities	13,745	33,474
Due to related parties	19,775	19,677

	(1,289)	(605)

Investing activities:
Mineral property interest	2,775	(1,966)

Increase (Decrease) in cash	(1,486)	(2,571)
Cash, beginning of period	1,317	6,267
Cash, end of period	(169)	3,696

AVINO SILVER & GOLD MINES LTD.
Notes to Consolidated Financial Statements
April 30, 2002

1. Summary of significant accounting policies

Joint Venture

Investments in joint ventures are accounted for by the proportionate consolidation method. At the balance sheet date the Company had a 50% interest in a joint venture with Bralorne-Pioneer Gold Mines Ltd. The accompanying financial statements include the Company’s proportionate share of the assets, liabilities and expenses of the joint venture.

2. Basis of Presentation

These unaudited interim financial statements have been prepared in accordance with the instructions for the preparation of such financial statements contained in the CICA Handbook Section 1751. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such instructions. These unaudited financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended January 31, 2001.

3. Comparative Figures

Certain of the prior years comparative figures have been reclassified to conform to the presentation adopted for the current year.

4. Mineral Properties

Exploration and development expenditures incurred during the period are as follows:

	2002	2001
Balance beginning of period:	$1,600,000	$3,236,838

Bralorne Property {r}
Mine power	877	1,463
Mine office	193	453
Mine Maintenance	755	50
Salaries	950
Staking and prospecting	—

Balance end of period	2,775	1,966

	$1,602,775	$3,238,804

AVINO SILVER & GOLD MINES LTD.
Notes to Interim Financial Statements, Page 2
April 30, 2002

4. Mineral properties, continued

On November 23, 1998, the Company granted Coral Gold Corp. a company with Directors in common, an option to earn 50% of the Company’s 50% interest in the Bralorne and Loco properties and in the Avino-Bralorne joint ventures. In order to earn its interest, Coral paid $500,000 on acquiring the option, paid $200,000 in the year ended January 31, 2000 and is required to make further payments of $200,000 per year until 2003, and $250,000 in 2004. The Company has not received the required payment.

Subsequent to the period, on June 6, 2002 Coral gave notice to the Company of their intent to abandoned the option.

On June 10, 2002 the Company transferred its interest in the project to Bralorne-Pioneer Gold Mines Ltd. in consideration of $1 and Bralorne assuming the full amount of the debenture principal and interest payable under the terms of the debentures.

5. Share Capital

Authorized: 25,000,000 common shares without par value
Issued:

	Shares	Amount
Balance, beginning of period	5,463,525	$12,931,788

Issued during the period {r}
Balance, end of period	5,463,525	$12,931,788

6. Related Party Transactions

Related party transactions not disclosed elsewhere in these statements are as follows:

a) During the period the company paid, or made provision for the future payment of the following amounts to related parties:

i) $2,775 to a company with two common directors for the following:

ii) $7,500 (2001-$7,500) to a private company controlled by a Director for consulting fees.

b) Due from related parties comprise $35,059 due from companies with common directors for exploration expenses.

c) Due to related parties consist of

i) $268,390 due to a private company controlled by two directors as disclosed in 9.a)i) above;

ii) $27,922 due to a private company controlled by a Director;

iii) $52,500 due to a Director of the company.